UNITED  STATES
           SECURITIES  AND  EXCHANGE  COMMISSION
                 Washington,  D.C.  20549
                      SCHEDULE  13D
       Under  the  Securities  Exchange  Act  of  1934
                    (Amendment  No. 1  )*

                    InterCare  DX,  Inc.

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                    (Name  of  Issuer)
              Common  Stock,  $0.0  par  value

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               (Title  of  Class  of  Securities)

                         45845
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                       (CUSIP  Number)
                      Anthony  C.  Dike
               900  Wilshire  Blvd.,  Suite  500
                  Los  Angeles,  California
                       (213)  627-8878

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 (Name,  Address  and  Telephone  Number  of  Person  Authorized  to
             Receive  Notices  and  Communications)
                       December  10,  1991

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  (Date  of  Event  which  Requires  Filling  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (s)(s) 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check
the  following  box.   (  )


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (s) 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.






























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The  information  required  on  the  remainder  of  this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the note)
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                                    SCHEDULE  13D
                                 CUSIP  No.  45845

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                 1.  Names  of  Reporting  Persons.
                     Anthony  C.  Dike,  MD
                     I.R.S.  Identification  No.

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                 2.  Check  the  Appropriate  Box  if  a  Member  of  a  Group*
                     (a.)  (  )       (b.)  (  )

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                 3.  SEC  USE  ONLY

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                 4.                         Source  of  Funds*
                                                   PF

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                 5.  Check  if  Disclosure  of  Legal  Proceedings  Is  Required
Pursuant  to
                    items  2(d)  or  2(e)  (  )

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                 6.               Citizenship  or  Place  of  Organization
                                                   USA

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Number  of                                         7.  Sole  Voting  Power
                                               13,450,300 shares of Common Stock

Shares  Beneficially

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Owned
                                                  8.  Shared  Voting  Power
                                                      0
by

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Each  Reporting
                                                  9.  Sole  Dispositive  Power
                                                     13,450,300 shares of Common
                                                      Stock
Person

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With
                                                 10.  Shared  Dispositive  Power
                                                     0
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                11. Aggregate Amount Beneficially Owned by Each Reporting Person
                    13,450,300  shares  of  Common  Stock

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                12.  Check  if the Aggregate Amount Represented by Amount in Row
(11)
                    Excludes  Certain  Shares
                    (See  Instructions)   (  )
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                13.        Percent  of  Class  Represented by Amount in Row (11)
                                                  90.3%

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                14.                     Type  of  Reporting  Person
                                                   IN

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ITEM  1.  SECURITY  AND  ISSUER

This Schedule 13D relates to the Common Stock, par value $0.0 per share ("Common Stock"), of InterCare DX, Inc., a California Corporation (the "Issuer"). The address of the principal executive office of the Issuer is 900 Wilshire Blvd Suite 500 Los Angeles, California.

ITEM  2.  IDENTITY  AND  BACKGROUND.
(A)               NAME:      ANTHONY  C.  DIKE

(b)                          Residence  or  business  address:
                             900 Wilshire Blvd, Suite 500, Los Angeles, California 90017

(c)                          Present  Principal  Occupation  or  Employment:
                             CEO,  Chairman  and   a  Director  of  the  Issuer.

(d)                          Criminal  Conviction:
                             During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)                          Court  or  Administrative  Proceedings:
                             During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

(f)                          Citizenship:
                             United  States  of  America.

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration:

Between December, 1991 thru 2000, the Reporting Person acquired beneficial ownership of 5,000,000 shares of Common Stock (adjusted for 100:1 stock split for initial start up cost and services rendered to the issuer. An additional 900,100 shares of Common Stock were issued to MMG Investments, Inc., an entity controlled by the reporting person, in consideration for an aggregate investment of $75,000 in the Issuer,(adjusted for 100:1 stock split).

In December 1991, the Reporting Person was granted options to purchase Additional 500,000 shares of our common stock (adjusted for 100:1 stock  split),  exercisable  until  December  2001

In December 31, 2001, the Reporting Person acquired beneficial ownership of 500,000 shares of Common Stock through a grant by issuer of options to purchase a total of 500,000 shares of Common Stock at a purchase price of $0.002. These options are fully vested and must be exercised by the reporting person on or before December 31, 2001.

In December 1992, the Reporting Person was granted options to purchase Additional 500,000 shares of our common stock (adjusted for 100:1 stock  split),  exercisable  until  December  2002

On December 31, 2002, the Reporting Person acquired beneficial ownership of additional 500,000 shares of Common Stock through a grant by issuer of options to purchase a total of 500,000 shares of Common Stock at a purchase price of $0.002. These options are fully vested and must be exercised by the reporting person on or before December 31, 2002.

In December 1993, the Reporting Person was granted options to purchase Additional 500,000 shares of our common stock (adjusted for 100:1 stock split), exercisable until December 2003.

On December 30, 2003, the Reporting Person acquired beneficial ownership of additional 500,000 shares of Common Stock through a grant by issuer of options to purchase a total of 500,000 shares of Common Stock at a purchase price of $0.002. These options are fully vested and must be exercised by the reporting person on or before December 31, 2003

In December 1994, the Reporting Person was granted options to purchase additional 500,000 shares of the issuer common stock at $0.002 per
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share (adjusted  for  100:1  stock  split),  exercisable  until  December  2004.

In December 1995, the Reporting Person was granted options to purchase additional 500,000 shares of the issuer common stock at $0.002 per share (adjusted for 100:1 stock split), exercisable until December 2005.

In  December  1996,  the  Reporting  Person  was  granted  options  to  purchase
Additional 500,000 shares of the issuer common stock at $0.002 per share (adjusted for 100:1 stock split), exercisable until December 2006.

In  December  1997,  the  Reporting  Person  was  granted  options  to  purchase
Additional 500,000 shares of the issuer common stock at $0.002 per share (adjusted for 100:1 stock split), exercisable until December 2007.

In December 1998, the Reporting Person was granted options to purchase additional 500,000 shares of the issuer common stock at $0.002 per share (adjusted for 100:1 stock split), exercisable until December 2008.

In December 1999, the Reporting Person was granted options to purchase additional 500,000 shares of our common stock at $0.002 per share (adjusted for 100:1 stock split), exercisable until December 2009.

In March 2000, the Reporting Person was granted options to purchase additional 250,000 shares of the issuer common stock at $5 per share, exercisable until December 2010.

In January 2001, the Reporting Person was granted options to purchase additional 250,000 shares of the issuer common stock at $5 per share, exercisable until December 2006.

In March 2002, the Reporting Person was granted options to purchase additional 100,000 shares of the issuer common stock at variable rate exercisable until December 2007.

On April 10, 2003, Meridian Medical Group, P.C., and agreed to accept 3,600,200 common shares of the registrant from Meridian Holdings, Inc., with a fair market value of $360,020, based on the closing bid price of $0.10 per share as published in OTCBB website on that day, as a partial payment of debt owed to Meridian Medical Group P.C., in the amount of $714,833. The share certificate was received by Meridian Medical Group, P.C., on May 17, 2003. The reporting person owns all the issued and outstanding shares of Meridian Medical Group, P.C.

In April 30, 2003, the Reporting Person disposed of 500,000 shares of Common Stock of the Issuer as a gift.

Item  4.  Purpose  of  Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

The Reporting Person holds the Shares as reported herein for the purpose of investment.

The Reporting Person plans to continue to acquire additional shares of Common Stock of the Issuer from time to time.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals to acquire additional securities of the Company. However, the Reporting Person reserves the right from time to time to acquire additional securities and/or to dispose of securities and to participate in future transactions with respect to the Company's Securities. Upon a material change in the beneficial ownership of the Reporting Person, the Reporting Person will amend this Schedule 13D.

Other than as described above, the Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D.

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(a)                                     The  acquisition  by  any  person  of
                                        additional  securities of the issuer, or
                                        the  disposition  of  securities  of the
                                        issuer;
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 (b)                                     An extraordinary corporate transaction,
                                        such  as  a  merger,  reorganization  or
                                        liquidation,  involving  the  issuer  or
                                        any  of  its  subsidiaries;
 (c)                                     A sale or transfer of a material amount
                                        of  assets  of  the issuer or any of its
                                        subsidiaries;
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)                                     Any   material  change  in  the  present
                                        capitalization or dividend policy of the issuer;
(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
                                        Section  12(g)(4)  of  the  Act;  or
(j) Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.
(a) The Reporting Person beneficially owns 13,450,300 shares of Common Stock, which represents 90.3% of the outstanding Common Stock.
(b) The Reporting Person has sole power to vote or direct the vote of the Shares and sole power to dispose or direct the disposition of the Shares.
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None other than options disclosed in Item 4 above.


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Item 7. Material to be Filed as Exhibits.

None.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  December 30, 2003

                                                   By: /s/ Anthony C. Dike
                                                       --------------------
                                                           Anthony C. Dike
                                           5
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